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IMPORTANT NOTICE

On April 29, 2010, the Liberty All-Star© Growth Fund, Inc. (the “Fund”) Annual Meeting was held and adjourned with respect to Proposal 4 to approve a Portfolio Management Agreement between the Fund, ALPS Advisors, Inc. and Mazama Capital Management, Inc. (“Mazama”).  With respect to the Portfolio Management Agreement proposal as described in the proxy statement, the Fund is seeking additional shareholder votes FOR the proposal so that Mazama can continue to manage the portion of the Fund’s assets that have been allocated to Mazama.

YOUR VOTE IS VERY IMPORTANT.  If you have not yet voted your proxy or need a new proxy card, please contact the Fund’s solicitor, the Altman Group, at 1-800-499-7619.  An electronic copy of the proxy materials and the Fund’s annual report are available at www.all-starfunds.com.

  1-800-241-1850 | www.all-starfunds.com